MANAGEMENT INFORMATION CIRCULAR FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF EMX ROYALTY CORPORATION

Date: Monday, June 2, 2025

Time: 10:30 A.M. (Pacific time)

Where: Suite 501, 543 Granville Street,

 Vancouver, BC, V6C 1X8 Canada

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MONDAY, JUNE 2, 2025

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Shares") of EMX Royalty Corporation (the "Company") will be held at the Suite 501, 543 Granville Street, Vancouver, British Columbia, on June 2, 2025 at 10:30 a.m. (Vancouver time), for the following purposes (which are further described in the Company's information circular ("Circular") and available on the Company's website at www.EMXroyalty.com and on SEDAR+ at www.sedarplus.ca):

1. To receive the Report of the Directors to the Shareholders. See "Particulars of Matters to be Acted Upon - Report of Directors" in the Circular;

2. To receive the Company's audited financial statements for the year ended December 31, 2024 together with the auditor's report thereon. See "Particulars of Matters to be Acted Upon - Financial Statements, Auditor's Report and Management Discussion & Analysis" in the Circular;

3. To set the number of directors for the ensuing year at six. See "Particulars of Matters to be Acted Upon - Set Number of Directors to be Elected" in the Circular;

4. To elect directors of the Company for the ensuing year. See "Particulars of Matters to be Acted Upon - Election of Directors" in the Circular;

5. To appoint Davidson & Company LLP as the Company's auditor for the ensuing year and authorize the directors to approve the remuneration to be paid to the auditor. See "Particulars of Matters to be Acted Upon - Appointment and Remuneration of an Auditor" in the Circular;

6. To consider and, if thought fit, to pass an ordinary resolution to ratify, confirm and approve the Company's Stock Option Plan, as more particularly described in the Management Information Circular. See "Particulars of Matters to be Acted Upon - Ratification of Stock Option Plan" in the Circular; and

7. To transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on Monday, April 14, 2025, as the Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Only Shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting.

Shareholders are reminded to review the Circular before voting and requested to complete and return the enclosed Proxy (or Voting Instruction Form, a "VIF") in accordance with its instructions. To be valid, all Proxies must be returned to the offices of the Company's Registrar and Transfer Agent, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada. Beneficial Shareholders must return their completed VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them. Proxies and VIFs must be received no later than 10:30 a.m. (Vancouver time) on Thursday, May 29, 2025.

These securityholder materials are being sent to both registered and non-registered owners of Shares. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

As permitted by the "Notice and Access" provisions of the Canadian securities administrators, the Circular is available on the Company's website at www.EMXRoyalty.com/investors/annual-general-meeting-proxy-materials, and under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, respectively and has not been mailed to Shareholders. Shareholders may request, free of charge, a paper copy of the Circular (and the audited financial statements and related Management's Discussion & Analysis for the Company's last financial year and any documents referred to in the Circular) and further information on Notice and Access by contacting the Company as follows:

E-mail:	Telephone:	Fax:	Mail:

rocio@EMXRoyalty.com	(+1) 604-688-6390 (collect calls accepted)	(+1) 604-688-1157	Suite 501, 543 Granville Street Vancouver, British Columbia V6C 1X8 Canada

Requests for paper copies of the Circular (and any other related documents) must be received no later than Monday, May 12, 2025 in order for Shareholders to receive paper copies of such documents and return their completed Proxies or VIFs by the deadline for submission of 10:30 a.m. (Vancouver time) on Thursday, May 29, 2025.

DATED this 15th day of April, 2025.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Rocio Echegaray

Rocio Echegaray

Corporate Secretary